UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
GSI Group Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
36229U102

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 22, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 9 Pages

CUSIP No.	36229U102	SCHEDULE 13D	Page	2	of	9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,325,135 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,325,135 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,325,135 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%(2)

14	TYPE OF REPORTING PERSON

IA, OO
(1)  Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V”), which are the registered holders of shares of Common Stock of GSI Group Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)   Based on 47,591,899 shares of Common Stock of GSI Group Inc. outstanding as set forth by GSI Group Inc. in its Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission on October 23, 2008.

CUSIP No.	36229U102	Page	3	of	9

CUSIP No.	36229U102	Page	4	of	9
Item 1. Security and Issuer.
          This Statement relates to shares of Common Stock, no par value (the “Common Stock”), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 125 Middlesex Turnpike, Bedford, Massachusetts 01730.
Item 2. Identity and Background.
          (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP” or the “Reporting Person”).
          (b) The address of the Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.
          (c) The principal business of the Reporting Person is investment advising.
          (d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).
          (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Not applicable.
Item 3. Source and Amount of Funds or Other Consideration.
          The shares of Common Stock reported herein were acquired through an automatic cashless exercise of the Warrants (as defined in Item 4 below) issued to the Reporting Person (or its affiliates) (the “Original TCP Warrants”). The Original TCP Warrants were issued to the Reporting Person (or its affiliates) in connection with its purchase of the Notes (as defined in Item 4 below) pursuant to the Securities Purchase Agreement (as defined in Item 4 below) (the Notes so purchased, the “Original TCP Notes”). The Original TCP Notes and the Original TCP Warrants were acquired using the sources of funds described in Item 4 on the Cover Page hereof. A total of $47,500,000 was paid to acquire the Original TCP Notes and the Original TCP Warrants.
Item 4. Purpose of Transaction.
          The Reporting Person (or its affiliates) acquired the shares of Common Stock for investment purposes upon an automatic cashless exercise of the Original TCP Warrants. The Reporting Person intends to monitor and evaluate its investment in the shares of Common Stock on a continuing basis. The Reporting Person may be deemed to beneficially own 1,325,135 shares of Common Stock, representing approximately 2.8% of the shares of Common Stock outstanding based on 47,591,899 shares of Common Stock outstanding as set forth by the Issuer in its Rule 424(b)(3) Prospectus filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2008.

CUSIP No.	36229U102	Page	5	of	9
          On July 9, 2008, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), by and among the Issuer, GSI Group Corporation (the “Subsidiary”), the Reporting Person (or its affiliates) and certain other parties thereto (together, the “Lenders”), the Reporting Person (or its affiliates) purchased (a) 11% Senior Notes (the “Notes”) of the Subsidiary issued pursuant to that certain Indenture, dated as of August 20, 2008 (the “Indenture”), between the Subsidiary, the Issuer and Eagle Acquisition Corporation, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (in such capacity, the “Trustee”) and (b) Warrants to Purchase Common Stock (the “Warrants”) pursuant to the Warrant Agreement, dated August 20, 2008, by and among the Issuer and the Lenders (the “Warrant Agreement”).
          Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, the Issuer and the Lenders entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants under the Securities Act of 1933, as amended (the “1933 Act”) and the rules and regulations promulgated thereunder, and applicable state securities laws.
          The Securities Purchase Agreement, the Registration Right Agreement, the Indenture and the Warrant, copies of which are referenced, respectively, as Exhibits 1, 2, 3 and 4 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 11, 2008, and Exhibits 10.3, 10.1 and 10.2, respectively, of the Current Report on Form 8-K filed by the Issuer on August 21, 2008) are each incorporated herein by reference.
          The Original TCP Warrants were automatically exercised into 1,325,135 shares of Common Stock pursuant to the terms of the Warrant Agreement on a cashless basis at the time the registration statement filed by the Issuer pursuant to the Registration Rights Agreement was declared effective by the SEC.
          On December 4, 2008, the Reporting Person (or its affiliates) delivered a notice of default pursuant to Section 6.01(4) of the Indenture to the Subsidiary (the “Default Notice”), which set forth a default by the Subsidiary pursuant to Section 4.02(a) of the Indenture, as a result of the Issuer’s failure to (a) timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008 (the “September 2008 10-Q”) with the SEC within the time periods specified in the SEC’s rules and regulations, (b) furnish a copy of the same to the Trustee for delivery to the Holders (as defined in the Indenture) of the Notes and (c) post the same on the Issuer’s website or otherwise make the same available to the prospective purchasers of the Notes. The Issuer has not filed the September 2008 10-Q to date.
          On February 6, 2009, the Subsidiary and the Reporting Person (or its affiliates) entered into a Forbearance Agreement pursuant to which TCP agreed to forebear from taking any action or exercising any remedies under the Indenture related to the above mentioned Event of Default (the “Forbearance Agreement”). The Forbearance Agreement terminated on February 27, 2009.
          The Subsidiary and the Reporting Person (or its affiliates) have come to preliminary, non-binding terms to be used to restructure the debt outstanding under the Indenture (the “Restructuring”). The proposed terms of the Restructuring were determined as of June 22, 2009 to include the reduction of the amount of debt outstanding under the Indenture to $95,000,000, the granting of a first priority lien with respect to the remaining debt outstanding under the Indenture, the issuance to the holders of Notes (collectively, the “Noteholders”) of a substantial equity interest in the Issuer in exchange for the reduction in debt (which interest, in the aggregate, would represent up to 80% of the Issuer’s equity on a pro forma basis), the transition to a board of directors that would be reflective of such equity ownership, the deletion

CUSIP No.	36229U102	Page	6	of	9
of certain restrictive covenants in the Indenture and the implementation of a new management stock and option incentive plan. The complete preliminary terms of the Restructuring are set forth in a non-binding term sheet (the “Term Sheet”), a copy of which is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009) and is incorporated herein by reference.
          Upon information and belief, certain of the other Noteholders have agreed with the Subsidiary to the proposed terms of the Restructuring set forth in the Term Sheet.
          The Reporting Person may act in concert with the other Noteholders solely in their capacity as creditors of the Issuer in connection with the Restructuring. By virtue of such actions, the Noteholders may be deemed to form a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), however the Reporting Person expressly disaffirms the existence of a group with regard to the Common Stock. The Reporting Person does not have any plans or proposals to exercise any remedy available to the Reporting Person by virtue of the Reporting Person’s beneficial ownership of equity securities of the Issuer.
          Except as provided above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time in its discretion, review or reconsider its position with respect to the shares of Common Stock and any such matters. The Reporting Person retains the right to (a) change its investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the shares of Common Stock in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or the board of directors, (f) communicate with other debt or equity holders of the Issuer, (g) exercise its rights, if any, as a holder of the Notes and Common Stock in connection with a bankruptcy, restructuring or other case or proceeding of the Issuer, and/or (h) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Notes and Common Stock, in any manner permitted by law.
Item 5. Interest in Securities of the Issuer.
          (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 2.8% of the outstanding shares of Common Stock, based on 47,591,899 shares of Common Stock outstanding as set forth by the Issuer in its Rule 424(b)(3) Prospectus filed with the SEC on October 23, 2008. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.
          The Reporting Person hereby expressly disclaims (a) the existence of, and any membership in, any group for purposes of Section 13(d) of the Exchange Act with any other Noteholder and (b) any beneficial ownership of securities held by any person or entity (including any other Noteholder) other than the shares of Common Stock beneficially owned by the Reporting Person (or its affiliates).
          (c)  There have been no purchases or sales of the shares of Common Stock during the past 60 days.
          (d)-(e)  Not applicable.

CUSIP No.	36229U102	Page	7	of	9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          As described in Item 4 above, in connection with the issuance of the Original TCP Notes and the Original TCP Warrants, on July 9, 2008, the Issuer, the Subsidiary and the Lenders entered into the Securities Purchase Agreement and upon the consummation of the transactions contemplated by the Securities Purchase Agreement, on August 20, 2008, the Issuer and the Lenders entered into the Registration Right Agreement, copies of which are referenced as Exhibits 1 and 2 hereto, respectively (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 11, 2008 and Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008), and the Subsidiary issued to the Reporting Person (or its affiliates) the Original TCP Notes pursuant to the Indenture and the Issuer issued to the Reporting Person (or its affiliates) the Original TCP Warrants pursuant to the Warrant Agreement, copies of which are referenced as Exhibits 3 and 4 hereto, respectively (which incorporates by reference Exhibits 10.1 and 10.2 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008).
          As described in Item 4 above, on December 4, 2008, the Reporting Person (or its affiliates) delivered the Default Notice to the Issuer.
          As described in Item 4 above, on February 6, 2009, the Reporting Person (or its affiliates) entered into a Forbearance Agreement with the Subsidiary.
          As described in Item 4 above, the Subsidiary and the Reporting Person (or its affiliates) have come to preliminary, non-binding terms to effect the Restructuring, which, on June 22, 2009, were determined to include the terms set forth in the Term Sheet, a copy of which is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009).
          Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated July 8, 2008, by and among the Issuer, the Subsidiary, the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on July 11, 2008).

Exhibit 2	Registration Rights Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

Exhibit 3	Indenture (including the Forms of Notes), dated August 20, 2008, by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

Exhibit 4	Warrant Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

Exhibit 5	Term Sheet (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009).

CUSIP No.	36229U102	Page	8	of	9
SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2009	TENNENBAUM CAPITAL PARTNERS, LLC, a
Delaware limited liability company

	By:	/s/ Elizabeth Greenwood Name: Elizabeth Greenwood
Title: General Counsel &
Chief Compliance Officer

CUSIP No.	36229U102	Page	9	of	9
Exhibit Index

Exhibit 1	Securities Purchase Agreement, dated July 8, 2008, by and among the Issuer, the Subsidiary, the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on July 11, 2008).

Exhibit 2	Registration Rights Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

Exhibit 3	Indenture (including the Forms of Notes), dated August 20, 2008, by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

Exhibit 4	Warrant Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

Exhibit 5	Term Sheet (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009).